UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited interim consolidated Japanese GAAP financial statements as of and for the six months ended September 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
	Name:	Toru Nakashima
	Title:	Senior Managing Executive Officer Group Chief Financial Officer

Date: December 3, 2020

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020

On November 27, 2020, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2020 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended September 30, 2020 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

INTERIM CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2020		September 30, 2020		September 30, 2020
Assets:
Cash and due from banks	*8	¥61,768,573	*8	¥68,474,446	$647,329
Call loans and bills bought		896,739		2,346,355	22,181
Receivables under resale agreements		8,753,816		3,982,086	37,645
Receivables under securities borrowing transactions		5,005,103		5,186,289	49,029
Monetary claims bought		4,559,429		4,097,203	38,733
Trading assets	*8	7,361,253	*8	6,649,870	62,865
Money held in trust		353		333	3
Securities	*1, *8, *15	27,128,751	*1, *2, *8, *15	29,190,464	275,954
Loans and bills discounted	*3, *4, *5, *6, *7, *8, *9	82,517,609	*3, *4, *5, *6, *7, *8, *9	84,516,005	798,979
Foreign exchanges	*7	2,063,284	*7	2,097,207	19,826
Lease receivables and investment assets		219,733		226,046	2,137
Other assets	*8	8,298,393	*8	7,958,448	75,236
Tangible fixed assets	*10, *11	1,450,323	*10, *11	1,426,529	13,486
Intangible fixed assets		753,579		748,040	7,072
Net defined benefit asset		230,573		374,032	3,536
Deferred tax assets		26,314		28,265	267
Customers’ liabilities for acceptances and guarantees		9,308,882		9,020,388	85,275
Reserve for possible loan losses		(479,197)		(564,094)	(5,333)

Total assets		¥219,863,518		¥225,757,919	$2,134,221

(Continued)
	Millions of yen				Millions of U.S. dollars
	March 31, 2020		September 30, 2020		September 30, 2020
Liabilities and net assets:
Liabilities:
Deposits	*8	¥127,042,217	*8	¥137,912,817	$1,303,770
Negotiable certificates of deposit		10,180,435		10,237,691	96,783
Call money and bills sold		3,740,539		1,240,692	11,729
Payables under repurchase agreements	*8	13,237,913	*8	10,925,007	103,280
Payables under securities lending transactions	*8	2,385,607	*8	2,293,249	21,679
Commercial paper		1,409,249		1,895,452	17,919
Trading liabilities		6,084,528		5,465,919	51,673
Borrowed money	*8, *12	15,210,894	*8, *12	16,011,392	151,365
Foreign exchanges		1,461,308		1,003,624	9,488
Short-term bonds		379,000		727,000	6,873
Bonds	*13	9,235,639	*13	9,204,155	87,012
Due to trust account	*8, *14	1,811,355	*8, *14	1,967,293	18,598
Other liabilities		7,011,967		5,840,581	55,214
Reserve for employee bonuses		73,868		54,133	512
Reserve for executive bonuses		3,362		—	—
Net defined benefit liability		35,777		35,323	334
Reserve for executive retirement benefits		1,270		966	9
Reserve for point service program		26,576		26,382	249
Reserve for reimbursement of deposits		4,687		2,097	20
Reserve for losses on interest repayment		142,890		126,107	1,192
Reserves under the special laws		3,145		3,467	33
Deferred tax liabilities		257,384		434,457	4,107
Deferred tax liabilities for land revaluation	*10	30,111	*10	30,047	284
Acceptances and guarantees	*8	9,308,882	*8	9,020,388	85,275

Total liabilities		209,078,615		214,458,248	2,027,399

Net assets:
Capital stock		2,339,964		2,341,274	22,133
Capital surplus		692,003		693,098	6,552
Retained earnings		6,336,311		6,427,428	60,762
Treasury stock		(13,983)		(13,693)	(129)

Total stockholders’ equity		9,354,296		9,448,109	89,318

Net unrealized gains (losses) on other securities		1,371,407		1,729,972	16,354
Net deferred gains (losses) on hedges		82,257		105,603	998
Land revaluation excess	*10	36,878	*10	37,056	350
Foreign currency translation adjustments		(32,839)		(87,545)	(828)
Accumulated remeasurements of defined benefit plans		(92,030)		(568)	(5)

Total accumulated other comprehensive income		1,365,673		1,784,519	16,870

Stock acquisition rights		2,064		1,808	17
Non-controlling interests		62,869		65,234	617

Total net assets		10,784,903		11,299,671	106,822

Total liabilities and net assets		¥219,863,518		¥225,757,919	$2,134,221

INTERIM CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30	Millions of yen				Millions of U.S. dollars
	2019		2020		2020
Ordinary income		¥2,348,511		¥1,949,441	$18,429
Interest income		1,285,393		947,734	8,959
Interest on loans and discounts		884,363		699,690	6,615
Interest and dividends on securities		166,523		136,896	1,294
Trust fees		2,129		2,253	21
Fees and commissions		624,407		598,328	5,656
Trading income		120,456		139,797	1,322
Other operating income		182,318		180,705	1,708
Other income	*1	133,805	*1	80,622	762
Ordinary expenses		1,790,151		1,603,146	15,155
Interest expenses		639,380		315,673	2,984
Interest on deposits		245,911		89,975	851
Fees and commissions payments		104,837		99,807	944
Trading losses		—		462	4
Other operating expenses		87,283		75,502	714
General and administrative expenses	*2	858,710	*2	836,421	7,907
Other expenses	*3	99,938	*3	275,278	2,602

Ordinary profit		558,359		346,294	3,274

Extraordinary gains	*4	22,815	*4	407	4
Extraordinary losses	*5, *6	2,196	*5, *6	4,767	45

Income before income taxes		578,978		341,934	3,233

Income taxes-current		104,493		87,704	829
Income taxes-deferred		31,167		(16,322)	(154)

Income taxes		135,661		71,381	675

Profit		443,317		270,553	2,558

Profit attributable to non-controlling interests		11,361		422	4

Profit attributable to owners of parent		¥431,955		¥270,130	$2,554

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Six months ended September 30	Millions of yen		Millions of U.S. dollars
	2019	2020	2020
Profit	¥443,317	¥270,553	$2,558
Other comprehensive income (losses)	(37,735)	420,195	3,972
Net unrealized gains (losses) on other securities	(28,523)	358,489	3,389
Net deferred gains (losses) on hedges	77,273	24,261	229
Foreign currency translation adjustments	(72,635)	(52,920)	(500)
Remeasurements of defined benefit plans	2,015	91,672	867
Share of other comprehensive income of affiliates	(15,865)	(1,307)	(12)

Total comprehensive income	405,581	690,749	6,530

Comprehensive income attributable to owners of parent	393,666	688,797	6,512
Comprehensive income attributable to non-controlling interests	11,915	1,951	18

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2019	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,339,443	¥739,047	¥5,992,247	¥(16,302)	¥9,054,436
Changes in the period
Issuance of new stock	521	521			1,043
Cash dividends			(132,582)		(132,582)
Profit attributable to owners of parent			431,955		431,955
Purchase of treasury stock				(100,039)	(100,039)
Disposal of treasury stock		(148)		478	330
Cancellation of treasury stock		(101,673)		101,673	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(47,584)			(47,584)
Decrease due to decrease in subsidiaries			(945)		(945)
Reversal of land revaluation excess			91		91
Transfer from retained earnings to capital surplus		101,821	(101,821)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	521	(47,062)	196,698	2,112	152,269

Balance at the end of the period	¥2,339,964	¥691,985	¥6,188,945	¥(14,189)	¥9,206,705

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2019	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,688,852	¥(54,650)	¥36,547	¥50,379	¥(7,244)	¥1,713,884
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	(26,024)	62,618	(91)	(77,467)	2,583	(38,381)

Net changes in the period	(26,024)	62,618	(91)	(77,467)	2,583	(38,381)

Balance at the end of the period	¥1,662,827	¥7,968	¥36,456	¥(27,087)	¥(4,661)	¥1,675,503

(Continued)
	Millions of yen
Six months ended September 30, 2019	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥4,750	¥678,540	¥11,451,611
Changes in the period
Issuance of new stock			1,043
Cash dividends			(132,582)
Profit attributable to owners of parent			431,955
Purchase of treasury stock			(100,039)
Disposal of treasury stock			330
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(47,584)
Decrease due to decrease in subsidiaries			(945)
Reversal of land revaluation excess			91
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(684)	(350,990)	(390,056)

Net changes in the period	(684)	(350,990)	(237,786)

Balance at the end of the period	¥4,065	¥327,550	¥11,213,825

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2020	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,339,964	¥692,003	¥6,336,311	¥(13,983)	¥9,354,296
Cumulative effects of changes in accounting policies			(41,849)		(41,849)
Restated balance	2,339,964	692,003	6,294,462	(13,983)	9,312,447
Changes in the period
Issuance of new stock	1,309	1,308			2,618
Cash dividends			(136,952)		(136,952)
Profit attributable to owners of parent			270,130		270,130
Purchase of treasury stock				(21)	(21)
Disposal of treasury stock		(50)		311	261
Changes in shareholders’ interest due to transaction with non-controlling interests		(213)			(213)
Reversal of land revaluation excess			(161)		(161)
Transfer from retained earnings to capital surplus		50	(50)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,309	1,095	132,966	290	135,661

Balance at the end of the period	¥2,341,274	¥693,098	¥6,427,428	¥(13,693)	¥9,448,109

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2020	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,371,407	¥82,257	¥36,878	¥(32,839)	¥(92,030)	¥1,365,673
Cumulative effects of changes in accounting policies
Restated balance	1,371,407	82,257	36,878	(32,839)	(92,030)	1,365,673
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	358,565	23,346	177	(54,706)	91,461	418,845

Net changes in the period	358,565	23,346	177	(54,706)	91,461	418,845

Balance at the end of the period	¥1,729,972	¥105,603	¥37,056	¥(87,545)	¥(568)	¥1,784,519

	Millions of yen
Six months ended September 30, 2020	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥2,064	¥62,869	¥10,784,903
Cumulative effects of changes in accounting policies			(41,849)
Restated balance	2,064	62,869	10,743,054
Changes in the period
Issuance of new stock			2,618
Cash dividends			(136,952)
Profit attributable to owners of parent			270,130
Purchase of treasury stock			(21)
Disposal of treasury stock			261
Changes in shareholders’ interest due to transaction with non-controlling interests			(213)
Reversal of land revaluation excess			(161)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(255)	2,365	420,954

Net changes in the period	(255)	2,365	556,616

Balance at the end of the period	¥1,808	¥65,234	¥11,299,671

(Continued)

	Millions of U.S. dollars
	Stockholders’ equity
Six months ended September 30, 2020	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	$22,121	$6,542	$59,901	$(132)	$88,432
Cumulative effects of changes in accounting policies			(396)		(396)
Restated balance	22,121	6,542	59,505	(132)	88,036
Changes in the period
Issuance of new stock	12	12			25
Cash dividends			(1,295)		(1,295)
Profit attributable to owners of parent			2,554		2,554
Purchase of treasury stock				(0)	(0)
Disposal of treasury stock		(0)		3	2
Changes in shareholders’ interest due to transaction with non-controlling interests		(2)			(2)
Reversal of land revaluation excess			(2)		(2)
Transfer from retained earnings to capital surplus		0	(0)		—
Net changes in items other than stockholders’ equity in the period

Net changes in the period	12	10	1,257	3	1,282

Balance at the end of the period	$22,133	$6,552	$60,762	$(129)	$89,318

	Millions of U.S. dollars
	Accumulated other comprehensive income
Six months ended September 30, 2020	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	$12,965	$778	$349	$(310)	$(870)	$12,911
Cumulative effects of changes in accounting policies
Restated balance	12,965	778	349	(310)	(870)	12,911
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the period	3,390	221	2	(517)	865	3,960

Net changes in the period	3,390	221	2	(517)	865	3,960

Balance at the end of the period	$16,354	$998	$350	$(828)	$(5)	$16,870

(Continued)

	Millions of U.S. dollars
Six months ended September 30, 2020	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	$20	$594	$101,956
Cumulative effects of changes in accounting policies			(396)
Restated balance	20	594	101,560
Changes in the period
Issuance of new stock			25
Cash dividends			(1,295)
Profit attributable to owners of parent			2,554
Purchase of treasury stock			(0)
Disposal of treasury stock			2
Changes in shareholders’ interest due to transaction with non-controlling interests			(2)
Reversal of land revaluation excess			(2)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the period	(2)	22	3,980

Net changes in the period	(2)	22	5,262

Balance at the end of the period	$17	$617	$106,822

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2019	2020	2020
Cash flows from operating activities:
Income before income taxes	¥578,978	¥341,934	$3,233
Depreciation	101,320	103,173	975
Losses on impairment of fixed assets	1,441	3,983	38
Amortization of goodwill	8,772	9,870	93
Net (gains) losses on step acquisitions	(21,997)	—	—
Equity in net (gains) losses of affiliates	(30,098)	(10,223)	(97)
Net change in reserve for possible loan losses	(16,490)	84,705	801
Net change in reserve for employee bonuses	(22,168)	(19,560)	(185)
Net change in reserve for executive bonuses	(3,163)	(3,346)	(32)
Net change in net defined benefit asset and liability	(14,928)	(143,940)	(1,361)
Net change in reserve for executive retirement benefits	(258)	(350)	(3)
Net change in reserve for point service program	1,355	(193)	(2)
Net change in reserve for reimbursement of deposits	(3,834)	(2,590)	(24)
Net change in reserve for losses on interest repayment	(21,012)	(16,783)	(159)
Interest income	(1,285,393)	(947,734)	(8,959)
Interest expenses	639,380	315,673	2,984
Net (gains) losses on securities	(145,150)	(142,185)	(1,344)
Net (gains) losses from money held in trust	(0)	(0)	(0)
Net exchange (gains) losses	(15,620)	39,534	374
Net (gains) losses from disposal of fixed assets	(62)	54	1
Net change in trading assets	(2,191,030)	730,931	6,910
Net change in trading liabilities	1,576,011	(517,008)	(4,888)
Net change in loans and bills discounted	(865,282)	(1,984,447)	(18,760)
Net change in deposits	536,885	10,956,508	103,578
Net change in negotiable certificates of deposit	297,455	56,938	538
Net change in borrowed money (excluding subordinated borrowings)	752,748	818,525	7,738
Net change in deposits with banks	(363,486)	412,822	3,903
Net change in call loans and bills bought and others	264,515	3,714,580	35,116
Net change in receivables under securities borrowing transactions	(127,970)	(181,185)	(1,713)
Net change in call money and bills sold and others	3,115,666	(4,783,443)	(45,221)
Net change in commercial paper	(600,980)	515,443	4,873
Net change in payables under securities lending transactions	547,960	(92,358)	(873)
Net change in foreign exchanges (assets)	(232,047)	(41,407)	(391)
Net change in foreign exchanges (liabilities)	4,319	(449,246)	(4,247)
Net change in lease receivables and investment assets	(6,527)	(6,362)	(60)
Net change in short-term bonds (liabilities)	43,000	348,000	3,290
Issuance and redemption of bonds (excluding subordinated bonds)	427,766	(25,962)	(245)
Net change in due to trust account	196,131	155,938	1,474
Interest received	1,297,545	995,638	9,412
Interest paid	(650,715)	(344,135)	(3,253)
Other, net	(73,212)	(342,063)	(3,234)

Subtotal	3,699,821	9,549,726	90,279

Income taxes paid	(110,823)	43,550	412

Net cash provided by (used in) operating activities	3,588,998	9,593,276	90,691

(Continued)

Six months ended September 30	Millions of yen				Millions of U.S. dollars
	2019		2020		2020
Cash flows from investing activities:
Purchases of securities		¥(21,343,615)		¥(20,921,515)	$(197,783)
Proceeds from sale of securities		14,239,901		9,348,979	88,381
Proceeds from redemption of securities		4,345,761		9,435,117	89,196
Purchases of money held in trust		(102)		(0)	(0)
Proceeds from sale of money held in trust		216		20	0
Purchases of tangible fixed assets		(39,833)		(28,894)	(273)
Proceeds from sale of tangible fixed assets		11,458		5,187	49
Purchases of intangible fixed assets		(66,582)		(74,503)	(704)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation		—		(2,865)	(27)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation		27,021		—	—

Net cash provided by (used in) investing activities		(2,825,773)		(2,238,474)	(21,162)

Cash flows from financing activities:
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		138,965		189,913	1,795
Redemption of subordinated bonds and bonds with stock acquisition rights		(113,000)		(120,000)	(1,134)
Dividends paid		(132,542)		(136,922)	(1,294)
Proceeds from issuance of common stock to non-controlling stockholders		—		100	1
Repayment to non-controlling stockholders		(173,000)		—	—
Dividends paid to non-controlling stockholders		(11,162)		(386)	(4)
Purchases of treasury stock		(100,039)		(21)	(0)
Proceeds from disposal of treasury stock		330		261	2
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		(234,159)		—	—

Net cash provided by (used in) financing activities		(624,608)		(67,055)	(634)

Effect of exchange rate changes on cash and cash equivalents		(89,414)		(45,221)	(428)

Net change in cash and cash equivalents		49,201		7,242,524	68,468

Cash and cash equivalents at the beginning of the period		53,120,963		56,097,807	530,325
Net change in cash and cash equivalents resulting from merger of consolidated subsidiaries		79		—	—

Cash and cash equivalents at the end of the period	*1	¥53,170,244	*1	¥63,340,332	$598,793

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the interim securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2020 which was ¥105.78 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing interim consolidated financial statements)

1.  Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at September 30, 2020 is 175.
Principal companies:

Sumitomo Mitsui Banking Corporation (“SMBC”)

SMBC Trust Bank Ltd.

SMBC Nikko Securities Inc.

Sumitomo Mitsui Card Company, Limited

SMBC Consumer Finance Co., Ltd.

SMBC Finance Service Co., Ltd.

The Japan Research Institute, Limited

Sumitomo Mitsui DS Asset Management Company, Limited

Sumitomo Mitsui Banking Corporation Europe Limited

Sumitomo Mitsui Banking Corporation (China) Limited

PT Bank BTPN Tbk

SMBC Americas Holdings, Inc.

SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the six months ended September 30, 2020 are as follows:

7 companies were newly included in the scope of consolidation as a result of the establishment and for other reasons.

SMBC Finance Service Co., Ltd. was excluded from the scope of consolidation because of merger with Cedyna Financial Corporation. 5 other companies were excluded from the scope of consolidation because of liquidation and for other reasons.

Cedyna Financial Corporation changed the name to SMBC Finance Service Co., Ltd.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

Unconsolidated subsidiaries are excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of consolidation.

2.  Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at September 30, 2020 is 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of equity method affiliates at September 30, 2020 is 112.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the six months ended September 30, 2020 are as follows:

19 companies became equity method affiliates due to establishment and for other reasons.

3 companies were excluded from the scope of equity method affiliates due to merger and for other reasons.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

There are no corresponding companies.

(4)	Affiliates that are not accounted for by the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S.à r.l.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3.  The interim balance sheet dates of consolidated subsidiaries

(1)	The interim balance sheet dates of the consolidated subsidiaries at September 30, 2020 are as follows:

April 30	2
May 31	1
June 30	88
September 30	84

(2)

The subsidiaries with interim balance sheets dated April 30 are consolidated using the financial statements as of July 31. The subsidiaries with interim balance sheets dated May 31 and certain subsidiaries with interim balance sheets dated June 30 are consolidated using the financial statements as of September 30. Other subsidiaries are consolidated using the financial statements as of their respective interim balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective interim balance sheet dates and the interim consolidated closing date.

4.  Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the interim consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the interim consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the interim period. The valuation differences of securities and monetary claims between the previous fiscal year-end and the interim period-end are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and the interim period-end are also recorded in the above-mentioned accounts.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, the net assets or liabilities after offsetting financial assets and liabilities are established as a basis of fair value calculation for the group of such financial assets and liabilities.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in affiliates are classified as “other securities” (available-for-sale securities). Other securities are carried at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Stocks with no market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2) 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, the net assets or liabilities after offsetting financial assets and liabilities are established as a basis of fair value calculation for the group of such financial assets and liabilities.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The depreciation expense for the interim period is calculated by proportionally allocating the estimated annual expense to the interim period. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage values are estimated disposal values when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC, which is a consolidated subsidiary of the Company, applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is primarily provided by setting the potential losses in the next one year or three years. The potential losses are calculated by determining the loss ratio based on the historical loan-loss ratio derived from actual loan losses or bankruptcies in the past one year or three years, or average (of a certain period) probability of bankruptcies, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amounts of write-off were ¥166,936 million and ¥142,834 million at September 30 and March 31, 2020, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the interim period.

(7)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount of deemed accrued at the interim period-end based on our internal regulations.

(8)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(9)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(10)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(11)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(12)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to calculate the expected benefit attributable to the respective interim period.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(13)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(14)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(15)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(16)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(17)	Scope of “Cash and cash equivalents” on interim consolidated statements of cash flows

For the purposes of presenting the interim consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(18)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(19)	Adoption of the consolidated corporate-tax system

The Company and certain consolidated domestic subsidiaries apply the consolidated corporate-tax system.

(Changes in accounting policies)

(1)	Accounting Standard etc. for Fair Value Measurement (Changes in accounting policies due to application of new or revised accounting standards)

The Company has applied “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30, July 4, 2019) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019) from the beginning of the period for the six months ended September 30, 2020.

Due to the application, the measurement of the fair value of stocks with market price (including foreign stocks, hereinafter the same) in other securities is changed from the fair value method based on their average prices during the final month of fiscal year to the fair value method based on their fiscal year-end market prices. Derivative transactions are carried at fair value reflecting one’s own credit risks and counterparty’s credit risks etc.

As for stocks with market price, in accordance with transitional treatment stipulated in Item 19 of “Accounting Standards for Fair Value Measurement” and Item 44-2 of “Accounting Standard for Financial Instruments,” (ASBJ Statement No.10, July 4, 2019) the Company has applied new accounting policies since the beginning of the period for the six months ended September 30, 2020. As for fair value of derivative transactions, in accordance with transitional treatment stipulated in Item 20 of “Accounting Standards for Fair Value Measurement,” the cumulative effects are adjusted to “Retained earnings” of the beginning of the period for the six months ended September 30, 2020, in the case that the new accounting policy is retroactively applied previous to the beginning of the period for the six months ended September 30, 2020.

As a result, “Trading assets” decreased by ¥66,010 million, “Other assets” decreased by ¥29,768 million, “Deferred tax assets” increased by ¥2,306 million, “Trading liabilities” decreased by ¥21,557 million, “Other liabilities” decreased by ¥14,495 million, “Deferred tax liabilities” decreased by ¥15,570 million, “Retained earnings” decreased by ¥41,849 million, and “Net assets per share” decreased by ¥30.56 at the beginning of the period for the six months ended September 30, 2020.

(2)

Changes in recognition of installment-sales-related income and installment-sales-related expenses (Changes in accounting policies due to justifiable reasons other than application of new or revised accounting standards)

As for recognition of installment-sales-related income and installment-sales-related expenses, Sumitomo Mitsui Finance and Leasing Company, Limited (Hereinafter, “SMFL”), which conducts leasing business, had been applying a method for which installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales in accordance with “Implementation Guidance on Accounting Standards for Leasing Transactions” (ASBJ Guidance No.16, March 25, 2011). However, from the beginning of the period for the six months ended September 30, 2020, the net amount, which is calculated by deducting installment-sales-related expenses from installment-sales-related income, is recorded as “Interest on deferred payment.”

The change is made to properly reflect the fund transaction under the financial type installment-sales transactions on the consolidated financial statements due to SMFL became an equity method affiliate and other reasons.

These changes in accounting policies are applied retroactively, and therefore the interim consolidated financial statements for the six months ended September 30, 2019 and the consolidated financial statements for the fiscal year ended March 31, 2020 reflect the retroactive application. As a result, comparing before and after the retroactive application, “Ordinary income”, “Ordinary expenses”, and “Other operating expenses” decreased by ¥359,162 million respectively, “Interest income” increased by ¥16,995 million, and “Other operating income” decreased by ¥376,157 million, and there are no effects on “Ordinary profit”, “Income before income taxes”, “Profit” and “Profit attributable to owners of parent” for the six months ended September 30, 2019. There is also no cumulative effect on “Net assets” at the beginning of the fiscal year ended March 31, 2020.

(Additional information)

(1)	The estimates of reserve for possible loan losses related to the increasing impact of the spread of the novel coronavirus disease (COVID-19)

The estimates of reserve for possible loan losses related to the increased impact of COVID-19 are reflected in the interim consolidated financial statements using the following method.

For potential losses related to individual borrowers due to deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, the borrower’s classification based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower’s classification, a reserve for possible loan losses is provided in the amount deemed necessary based on an overall assessment. The assessment is conducted by specifying the portfolio significantly affected by COVID-19 and estimating impacts such as fluctuations in market indices including crude oil price and change of economic environment due to restraint on economic activities.

(2)	Transition from the consolidated corporate-tax system to the group tax sharing system

Companies are required to shift from the consolidated corporate-tax system to the group tax sharing system from the fiscal year beginning on or after April 1, 2022, in accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 8, 2020) enacted on March 31, 2020. However, the Company and certain consolidated domestic subsidiaries, currently adopting the consolidated corporate-tax system, applied the accounting treatment based on the provisions of the Income Tax Act before the amendment for the six months ended September 30, 2020, in accordance with the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 39, March 31, 2020).

(Notes to interim consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Stocks	¥943,980	¥929,600
Investments	661	640

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Stocks in “Securities”	¥—	¥9,292

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Securities pledged	¥11,030,067	¥7,208,200
Securities lent	171,224	190,235
Securities held without being disposed	2,546,017	3,265,751

*3	Bankrupt loans and non-accrual loans

Bankrupt loans and non-accrual loans at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Bankrupt loans	¥13,978	¥69,664
Non-accrual loans	378,173	400,202

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

*4	Past due loans (3 months or more)

Past due loans (3 months or more) at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Past due loans (3 months or more)	¥14,400	¥23,676

“Past due loans (3 months or more)” are loans on which the principal or interest payment is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

*5	Restructured loans

Restructured loans at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Restructured loans	¥221,288	¥246,463

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

*6	Risk-monitored loans

The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Risk-monitored loans	¥627,840	¥740,006

The amounts of loans presented in Notes *3 to *6 above are the amounts before deduction of reserve for possible loan losses.

*7	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with the “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002). SMBC and its banking subsidiaries have rights to sell or pledge without restrictions bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought, etc. The total face value at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Bills discounted	¥850,324	¥795,873

*8	Assets pledged as collateral

Assets pledged as collateral at March 31, 2020 and September 30, 2020 consisted of the following:

March 31, 2020	Millions of yen	September 30, 2020	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥78,112	Cash and due from banks	¥19,389
Trading assets	834,864	Trading assets	671,202
Securities	10,502,767	Securities	10,723,115
Loans and bills discounted	10,679,243	Loans and bills discounted	11,048,259

Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	21,908	Deposits	21,542
Payables under repurchase agreements	6,670,132	Payables under repurchase agreements	4,714,108
Payables under securities lending transactions	2,334,251	Payables under securities lending transactions	1,187,298
Borrowed money	10,587,419	Borrowed money	13,833,134
Due to trust account	432,135	Due to trust account	563,354
Acceptances and guarantees	103,886	Acceptances and guarantees	100,993

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2020 and September 30, 2020:

March 31, 2020	Millions of yen	September 30, 2020	Millions of yen
Cash and due from banks	¥12,543	Cash and due from banks	¥11,993
Trading assets	1,179,599	Trading assets	1,003,665
Securities	3,570,617	Securities	4,162,561
Loans and bills discounted	10,350	Loans and bills discounted	9,664

Other assets include collateral money deposited for financial instruments, surety deposits, margin of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2020	Millions of yen	September 30, 2020	Millions of yen
Collateral money deposited for financial instruments	¥2,240,739	Collateral money deposited for financial instruments	¥2,054,812
Surety deposits	87,976	Surety deposits	86,942
Margins of futures markets	101,838	Margins of futures markets	90,846
Other margins	46,569	Other margins	51,757

*9	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
The amounts of unused commitments	¥61,881,806	¥70,038,394
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	44,330,598	50,210,857

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

*10	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revalued their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation excess,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Certain equity method affiliates also revalued its own land for business activities in accordance with the Act. The Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC: March 31, 1998 and March 31, 2002

Certain equity method affiliates: March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Certain equity method affiliates: Fair values were determined based on the values stipulated in Articles 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*11	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Accumulated depreciation	¥783,544	¥811,509

*12	Subordinated borrowings

The balance of subordinated borrowings with the special clause specifying that the repayment order of the borrowing subordinate to other borrowings included in “Borrowed money” at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Subordinated borrowings	¥249,000	¥249,000

*13	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Subordinated bonds	¥2,216,743	¥2,274,718

*14	Borrowings from trust account in relation to covered bonds issued by trust account

The amount of borrowings from trust account in relation to covered bonds issued by trust account included in “Due to trust account” at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
The amount of borrowings from trust account in relation to covered bonds issued by trust account	¥432,135	¥563,354

*15	Guaranteed amount to privately-placed bonds

The amount guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2020 and September 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Guaranteed amount to privately-placed bonds	¥1,603,941	¥1,559,137

(Notes to interim consolidated statements of income)

*1	Other income

“Other income” for the six months ended September 30, 2019 and 2020 included the following:

Six months ended September 30, 2019	Millions of yen	Six months ended September 30, 2020	Millions of yen
Gains on sales of stocks	¥90,574	Gains on sales of stocks	¥57,370

*2	General and administrative expenses

“General and administrative expenses” for the six months ended September 30, 2019 and 2020 included the following:

Six months ended September 30, 2019	Millions of yen	Six months ended September 30, 2020	Millions of yen
Salaries and related expenses	¥306,629	Salaries and related expenses	¥310,260
Depreciation	87,940	Depreciation	90,104

*3	Other expenses

“Other expenses” for the six months ended September 30, 2019 and 2020 included the following:

Six months ended September 30, 2019	Millions of yen	Six months ended September 30, 2020	Millions of yen
Write-off of loans	¥43,918	Provision for reserve for possible loan losses	¥140,724
Provision for reserve for possible loan losses	24,771	Write-off of loans	54,347
		Expenses related to equity derivatives	40,025

*4	Extraordinary gains

“Extraordinary gains” for the six months ended September 30, 2019 and 2020 were as follows:

Six months ended September 30, 2019	Millions of yen	Six months ended September 30, 2020	Millions of yen
Gains on step acquisition	¥21,997	Gains on disposal of fixed assets	¥407

*5	Extraordinary losses

“Extraordinary losses” for the six months ended September 30, 2019 and 2020 included the following:

Six months ended September 30, 2019	Millions of yen	Six months ended September 30, 2020	Millions of yen
Losses on impairment of fixed assets	¥1,441	Losses on impairment of fixed assets	¥3,983
Losses on disposal of fixed assets	755

*6	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets are recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the six months ended September 30, 2019 and 2020.

Six months ended September 30, 2019			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (43 items)	Land and buildings, etc.	¥642
Kinki area	Branches (1 item)	Land and buildings, etc.	156
	Idle assets (24 items)		269
Other	Branches (1 item)	Land and buildings, etc.	0
	Idle assets (7 items)		372

Six months ended September 30, 2020			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Branches (4 items)	Land and buildings, etc.	¥811
	Idle assets (30 items)		2,536
Kinki area	Idle assets (12 items)	Land and buildings, etc.	582
Other	Idle assets (5 items)	Land and buildings, etc.	53

As for land and building, etc., at SMBC, a consolidated subsidiary of the Company, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets at SMBC are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

(Notes to interim consolidated statements of changes in net assets)

Six months ended September 30, 2019

1. Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,399,401,420	272,536	26,502,400	1,373,171,556	1, 2

Total	1,399,401,420	272,536	26,502,400	1,373,171,556

Treasury stock
Common stock	3,800,918	26,512,865	26,615,055	3,698,728	3, 4

Total	3,800,918	26,512,865	26,615,055	3,698,728

Notes:	1.	The increase of 272,536 shares in the total number of shares issued was due to issuance of new stock as stock-based compensation.
	2.	The decrease of 26,502,400 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.	The increase of 26,512,865 shares in the number of treasury common stock comprises the increase of 10,465 shares due to purchases of fractional shares and the increase of 26,502,400 shares due to purchases of treasury stock.
	4.	The decrease of 26,615,055 shares in the number of treasury common stock comprises the decrease of 112,655 shares due to sales of fractional shares as well as exercise of stock options and the decrease of 26,502,400 shares due to cancellation of treasury stock.

2. Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥2,214

Consolidated subsidiaries	—			—			1,851

Total							¥4,065

3. Information on dividends

(1) Dividends paid in the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2019	Common stock	¥ 132,582		¥ 95	March 31, 2019	June 28, 2019
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 12, 2019	Common stock	¥ 123,252	Retained earnings	¥ 90	September 30, 2019	December 3, 2019

Six months ended September 30, 2020

1.  Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,373,171,556	868,505	—	1,374,040,061	1

Total	1,373,171,556	868,505	—	1,374,040,061

Treasury stock
Common stock	3,645,043	45,986	81,280	3,609,749	2, 3

Total	3,645,043	45,986	81,280	3,609,749

Notes:	1.	The increase of 868,505 shares in the total number of shares issued was due to issuance of new stock as stock-based compensation.
	2.

The increase of 45,986 shares in the number of treasury common stock comprises the increase due to purchases of fractional shares and acquisition of restricted stocks without compensation under the Stock Compensation Plans.

	3.	The decrease of 81,280 shares in the number of treasury common stock comprises the decrease due to sales of fractional shares as well as exercise of stock options.

2.  Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥1,808

Total							¥1,808

3.  Information on dividends

(1) Dividends paid in the period
Date of resolution		Millions of yen, except per share amount
	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2020	Common stock	¥ 136,952		¥ 100	March 31, 2020	June 29, 2020
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 13, 2020	Common stock	¥ 130,190	Retained earnings	¥ 95	September 30, 2020	December 3, 2020

(Notes to interim consolidated statements of cash flows)

*1	The reconciliation of balance of “Cash and cash equivalents” at the end of the period and the amounts listed on the interim consolidated financial statements

	Millions of yen
Six months ended September 30	2019	2020
Cash and due from banks	¥57,733,385	¥68,474,446
Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(4,563,140)	(5,134,114)

Cash and cash equivalents	¥53,170,244	¥63,340,332

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets are software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing interim consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2)	Lessor side

1)	Breakdown of lease investment assets

	Millions of yen
	March 31, 2020	September 30, 2020
Lease receivables	¥258,052	¥261,362
Residual value	47,285	53,757
Unearned interest income	(85,604)	(89,073)

Total	¥219,733	¥226,046

2)	The scheduled collections of lease payments receivable related to lease investment assets are as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Within 1 year	¥26,938	¥28,686
More than 1 year to 2 years	26,318	29,918
More than 2 years to 3 years	23,880	18,709
More than 3 years to 4 years	16,453	12,578
More than 4 years to 5 years	13,612	13,727
More than 5 years	150,848	157,741

Total	¥258,052	¥261,362

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Due within 1 year	¥42,384	¥41,185
Due after 1 year	247,206	235,631

Total	¥289,591	¥276,817

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2020	September 30, 2020
Due within 1 year	¥31,498	¥29,113
Due after 1 year	72,655	63,780

Total	¥104,154	¥92,894

(Notes to financial instruments)

Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the interim consolidated balance sheet (the amounts on the consolidated balance sheet) and the fair value of financial instruments as well as the difference between them are as follows.

The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to Note 3).

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value measurement.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

If multiple inputs with a significant impact are used for the fair value measurement of a financial instrument, the financial instrument is classified to the lowest priority level of fair value measurement in which each input belongs.

(1)	Financial assets and liabilities at fair value on the interim consolidated balance sheets (consolidated balance sheet)

Millions of yen
March 31, 2020	Consolidated balance sheet amount
Monetary claims bought	¥718,948
Trading assets
Securities classified as trading purposes *1	2,687,362
Money held in trust	353
Securities
Other securities *1	24,838,288

Total assets	¥28,244,952

Trading liabilities
Trading securities sold for short sales *1	¥1,927,964

Total liabilities	¥1,927,964

Derivative transactions *2, 3
Interest rate derivatives	¥826,249
Currency derivatives	(27,773)
Equity derivatives	(301)
Bond derivatives	9,174
Commodity derivatives	2,181
Credit derivative transactions	2,856

Total derivative transactions	¥812,386

*1

The amount of investment trusts for which transitional measures are applied in accordance with Paragraph 26 of ASBJ Guidance No.31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (hereinafter, “Guidance for Application of Fair Value Measurement”) are not included in the table above. The amount of such investment trusts on the consolidated balance sheet includes financial assets of ¥711,938 million and financial liabilities of ¥84,511 million.

*2

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

*3	As for derivative transactions applying hedge accounting, ¥294,816 million is recorded on the consolidated balance sheet.

	Millions of yen
	Interim consolidated balance sheet amount
September 30, 2020	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥891,508	¥452,234	¥1,343,743
Trading assets
Securities classified as trading purposes *1	2,033,994	417,993	472	2,452,460
Money held in trust	—	333	—	333
Securities
Other securities *1	18,462,991	8,687,202	47,727	27,197,921

Total assets	¥20,496,985	¥9,997,038	¥500,434	¥30,994,458

Trading liabilities
Trading securities sold for short sales *1	¥1,599,166	¥92,446	¥—	¥1,691,612

Total liabilities	¥1,599,166	¥92,446	¥—	¥1,691,612

Derivative transactions *2, 3
Interest rate derivatives	¥23,483	¥784,086	¥581	¥808,150
Currency derivatives	118	(12,880)	2,019	(10,742)
Equity derivatives	(18,590)	1,926	14,581	(2,082)
Bond derivatives	(116)	45	9	(61)
Commodity derivatives	(184)	1,928	—	1,744
Credit derivative transactions	—	(3,129)	865	(2,264)

Total derivative transactions	¥4,710	¥771,976	¥18,057	¥794,744

*1

The amount of investment trusts for which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement are not included in the table above. The amount of such investment trusts on the interim consolidated balance sheet includes financial assets of ¥676,309 million and financial liabilities of ¥14,747 million.

*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

*3	As for derivative transactions applying hedge accounting, ¥474,705 million is recorded on the interim consolidated balance sheet.

(2)	Financial assets and liabilities which are not stated at fair value on the interim consolidated balance sheet (consolidated balance sheet)

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, and Short-term bonds payable are not included in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts.

	Millions of yen
March 31, 2020	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Monetary claims bought *	¥3,837,831	¥3,869,321	¥31,490
Securities
Bonds classified as held-to-maturity	282,379	282,519	140
Loans and bills discounted	82,517,609
Reserve for possible loan losses *	(301,752)

	82,215,856	84,118,833	1,902,976

Lease receivables and investment assets *	219,548	218,858	(690)

Total assets	¥86,555,615	¥88,489,532	¥1,933,917

Deposits	¥127,042,217	¥127,049,743	¥7,526
Negotiable certificates of deposit	10,180,435	10,187,496	7,060
Borrowed money	15,210,894	15,254,734	43,839
Bonds	9,235,639	9,360,807	125,167
Due to trust account	1,811,355	1,824,319	12,964

Total liabilities	¥163,480,542	¥163,677,101	¥196,558

*

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserve for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

September 30, 2020	Millions of yen
	Fair Value				Interim consolidated balance sheet amount	Net unrealized gains (losses)
	Level 1	Level 2	Level 3	Total
Monetary claims bought *	¥—	¥—	¥2,784,723	¥2,784,723	¥2,750,824	¥34,899
Securities
Bonds classified as held-to-maturity	22,287	—	—	22,287	22,300	(12)
Loans and bills discounted					84,516,005
Reserve for possible loan losses *					(391,036)

	—	—	86,114,210	86,114,210	84,124,968	1,989,241

Lease receivables and investment assets *	—	—	227,423	227,423	225,351	2,071

Total assets	¥22,287	¥—	¥89,126,357	¥89,148,644	¥87,123,444	¥2,025,200

Deposits	¥—	¥137,914,883	¥—	¥137,914,883	¥137,912,817	¥2,066
Negotiable certificates of deposit	—	10,248,583	—	10,248,583	10,237,691	10,891
Borrowed money	—	16,074,320	—	16,074,320	16,011,392	62,928
Bonds	—	8,797,784	825,623	9,623,417	9,204,155	419,262
Due to trust account	—	1,983,572	—	1,983,572	1,967,293	16,278

Total liabilities	¥—	¥175,019,145	¥825,632	¥175,844,778	¥175,333,349	¥511,428

*

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserve for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from interim consolidated balance sheet amount since they are immaterial.

(Note 1)	Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans among monetary claims bought, are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and assessing the value by deducting the value of senior beneficial interests, etc. from the value of underlying housing loans.

The fair values of other transactions are, in principle, based on methods similar to the methods applied to Loans and bills discounted.

These transactions are mainly classified into Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices at the end of the period.

The fair values of such bonds and other securities are mainly classified into Level 1 depending on the level of market activity. When fair value is determined based on either the prices quoted by the financial institutions, or future cash flows discounted using observable inputs such as interests, spreads, and others, they are classified into Level 2.

Money held in trust

The fair values of money held in trust are, in principle, fair values of securities held in trust calculated by the same method for securities that the Company owns. They are classified into Level 2.

Securities

In principle, the fair values of stocks (including foreign stocks) are based on the market price as of the end of the period. They are mainly classified into Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the end of the period. Japanese Government bonds are classified into Level 1 and other securities are classified into Level 2.

The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk free interest rate and an adjustment. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss.

These transactions are classified into Level 2.

Loans and bills discounted, and Lease receivables and investment assets

Of these transactions, considering the characteristics of these transaction, the fair values of overdrafts with no specified repayment dates are their book values as they are considered to approximate their fair values.

For short-term transactions, the fair values are also their book values as they are considered to approximate their fair values.

The fair values of long-term transactions are, in principle, based on the present value of estimated future cash flows taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk free interest rate and an adjustment. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which is computed based on the contractual interest rate. Those present values are discounted by a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ interim consolidated balance sheet amounts (consolidated balance sheet amounts) minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

These transactions are classified into Level 3.

Liabilities

Trading liabilities

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the period. They are mainly classified into Level 1.

Deposits, Negotiable certificates of deposit, and Due to trust account

Out of these transactions, the fair values of demand deposits and deposits without maturity are their book values. The fair values of transactions with a short-term remaining maturity are also based on their book values, as their book values are regarded to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted by the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.

The fair values of borrowings from the trust account related to covered bond issued by the trust account are based on the amount calculated in accordance with the price quoted by industry associations, etc.

These transactions are classified into Level 2.

Borrowed money and Bonds

The fair values of short-term transactions are based on their book values, as their book values are considered to approximate their fair values. For long-term transactions, their fair values are based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity.

For transactions with the price quoted by industry associations, etc., fair value is based on the amount calculated by using the published price data, yield data, etc.

These transactions are mainly classified into Level 2.

Derivative transactions

The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the present value of the future cash flows, option valuation models, etc., using inputs such as interest rate, foreign exchange rate, stock, commodity price, etc.

Over-the-counter derivative transactions takes into account the counterparty and the Company’s credit risks, and the liquidity risks of the unsecured lending funds. Listed derivative transactions are mainly classified into level 1. Over-the-counter derivative transactions are classified into Level 2 if observable inputs are available or impact of unobservable inputs to the fair values is not significant. If impact of unobservable inputs to the fair values is significant, they are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and stated on the interim consolidated balance sheet (consolidated balance sheet) at fair value and classified in Level 3

1)	Quantitative information on significant unobservable inputs

	Valuation technique	Significant unobservable inputs	Range

Monetary claims bought	Discounted cash flow	Probability of default	0.1% — 100.0%
		Loss given default	0.0% — 52.7%
		Prepayment rate	2.0% — 7.5%
Trading assets:
Securities classified as trading purposes	Option model	Correlation between interest rates	28.5%
		Correlation between interest rate and foreign exchange rate	16.5% — 49.7%
		Equity volatility	31.6% — 97.4%
Securities:
Other securities	Discounted cash flow	Probability of default	8.0% — 100.0%
		Loss given default	0.0% — 78.7%

Derivative transactions:
Interest rate derivatives	Option model	Correlation between interest rates	14.9% — 97.9%
		Correlation between interest rate and foreign exchange rate	60.7%
Currency derivatives	Option model	Correlation between interest rates	27.0% — 97.9%
		Correlation between interest rate and foreign exchange rate	16.5% — 49.7%
		Foreign exchange rate volatility	9.1% — 14.1%
Equity derivatives	Option model	Correlation between equities	30.9% — 92.7%
		Correlation between foreign exchange rate and equity	(30.4)% — (11.8)%
		Equity volatility	17.1% — 65.5%
Bond derivatives	Option model	Bond option volatility	1.4% — 1.6%
Credit derivatives	Credit default model	Correlation between foreign exchange rate and CDS* spread	15.0% — 90.0%

*	Credit Default Swap

2)	Reconciliation between the beginning and ending balance, and net unrealized gains (losses) recognized in the earnings of the period

	Millions of yen
	Monetary claims bought	Trading assets	Securities	Derivative transactions					Total
				Interest rate	Currency	Equity	Bond	Credit derivative
Beginning balance	¥451,033	¥152	¥33,251	¥4,280	¥1,721	¥32,865	¥—	¥2,240	¥525,544

Earnings of the period	—	1,355	(1,210)	(3,728)	235	(18,629)	(0)	(1,375)	(23,353)
Other comprehensive income	1,756	—	(1,055)	—	—	—	—	—	700

Purchase	7,177	114	94	185	—	2,068	9	—	9,650
Sale	—	(1,155)	(3,592)	(155)	—	(1,723)	—	—	(6,627)
Settlement	(7,732)	—	(7,211)	—	—	—	—	—	(14,943)

Transfer to Level 3 *1	—	6	27,555	—	—	—	—	—	27,562
Transfer from Level 3 *2	—	—	(105)	—	62	—	—	—	(42)

Ending balance	452,234	472	47,727	581	2,019	14,581	9	865	518,491

Net unrealized gains (losses) on financial assets and liabilities held at interim consolidated balance sheet date among the amount recognized in the earnings of the period:
	—	337	(1,481)	(146)	316	(4,758)	(0)	(1,315)	(7,047)

*1

Transfer from Level 2 to Level 3 due to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the six months ended September 30, 2020.

*2

Transfer from Level 3 to Level 2 due to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the six months ended September 30, 2020.

3)	Description of the fair value valuation process

At the Company, the middle division establishes policies and procedures for the calculation of fair value, and the front division develops valuation models in accordance with such policies and procedures. The middle division verifies the reasonableness of the fair value valuation models, the inputs used, and the appropriateness of the fair value classification.

Observable data is utilized as much as possible for the valuation model. If quoted prices obtained from third parties are used, those values are verified by comparison with results recalculated by the Company using the inputs for the valuation.

4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default represents the likelihood that the default will occur, and is calculated based on actual defaults in the past. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Loss given default

Loss given default is the proportion of estimated losses in the event that default occurs to the total balance of bonds or loans and bills discounted, and is calculated based on actual defaults in the past. A significant increase (decrease) in loss given default would result in a significant decrease (increase) in a fair value.

Prepayment rate

Prepayment rate is the proportion of principals of estimated prepayment in each period. In general, a significant change in prepayment rate would result in a significant decrease (increase) in a fair value according to the contractual terms and conditions of the financial instruments.

Volatility

Volatility is an indicator that represents the estimation of severity of change over a certain period in values of inputs and market prices. Volatility is estimated based on actual results in the past, information derived from third parties and other analysis approach. Volatility is mainly used in valuation of derivatives that refer to potential changes of interest rate, foreign exchange rate, stock price, etc. A significant increase (decrease) in volatility would generally result in a significant increase (decrease) in a fair value.

Correlation

Correlation is an indicator of the relation of variables such as interest rate, foreign exchange rate, Credit Default Swap (CDS) spread and stock price. Correlation is estimated based on actual results in the past, and is mainly used in valuation technique of complex derivatives, etc. A significant change in correlation would generally result in a significant increase or decrease in a fair value according to the contractual terms and conditions of the financial instrument.

(Note 3)

Interim Consolidated balance sheet amounts (Consolidated balance sheet amounts) of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of ASBJ Guidance No.19, “Implementation Guidance on Disclosures about Fair Value of Financial Instruments,” these amounts are not included in “Trading assets” and “Securities” stated on the tables disclosed in “Matters concerning fair value of financial instruments and breakdown by input level:

	Millions of yen
	March 31, 2020	September 30, 2020
Stocks with no market prices, etc.*1, 2	¥174,347	¥176,475
Investments in partnership, etc.*2	242,674	253,273

Total	¥417,022	¥429,749

*1	Unlisted stocks are included in stocks with no market prices, etc.
*2

Stocks with no market prices and investments in partnership totaling ¥22,903 million and ¥12,169 million were written-off in the fiscal year ended March 31, 2020 and in the six months ended September 30, 2020, respectively.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the interim consolidated balance sheet (consolidated balance sheet).

1. Bonds classified as held-to-maturity

		Millions of yen
March 31, 2020		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥260,079	¥260,286	¥206
	Japanese local government bonds	2,000	2,001	1
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	262,079	262,287	208

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	20,300	20,232	(67)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	20,300	20,232	(67)

Total		¥282,379	¥282,519	¥140

		Millions of yen
September 30, 2020		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	6,000	6,015	15
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	6,000	6,015	15

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	16,300	16,272	(27)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	16,300	16,272	(27)

Total		¥22,300	¥22,287	¥(12)

2. Other securities

		Millions of yen
March 31, 2020		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,372,608	¥1,038,349	¥1,334,258
	Bonds	5,197,614	5,159,687	37,927
	Japanese government bonds	2,871,225	2,865,395	5,829
	Japanese local government bonds	76,337	75,981	356
	Japanese corporate bonds	2,250,052	2,218,310	31,741
	Other	10,655,671	9,934,324	721,347

	Subtotal	18,225,894	16,132,361	2,093,533

Other securities with unrealized losses:	Stocks	222,431	287,126	(64,694)
	Bonds	4,869,781	4,886,191	(16,410)
	Japanese government bonds	4,216,709	4,229,667	(12,957)
	Japanese local government bonds	164,044	164,575	(530)
	Japanese corporate bonds	489,027	491,949	(2,921)
	Other	2,914,076	3,034,175	(120,098)

	Subtotal	8,006,289	8,207,493	(201,204)

Total		¥26,232,183	¥24,339,854	¥1,892,329

Notes:	1.	Net unrealized gains (losses) on other securities shown above include losses of ¥26,403 million for the fiscal year ended March 31, 2020 that are recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2020	Millions of yen
Stocks	¥141,767
Other	275,254

Total	¥417,022

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

		Millions of yen
September 30, 2020		Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,824,930	¥1,020,598	¥1,804,331
	Bonds	8,517,567	8,480,408	37,159
	Japanese government bonds	6,130,621	6,125,461	5,159
	Japanese local government bonds	260,492	259,689	803
	Japanese corporate bonds	2,126,454	2,095,258	31,196
	Other	9,058,941	8,363,813	695,127

	Subtotal	20,401,439	17,864,820	2,536,618

Other securities with unrealized losses:	Stocks	211,208	273,530	(62,322)
	Bonds	4,930,330	4,943,866	(13,535)
	Japanese government bonds	4,158,698	4,168,542	(9,844)
	Japanese local government bonds	253,461	253,824	(362)
	Japanese corporate bonds	518,170	521,499	(3,328)
	Other	3,090,590	3,125,919	(35,328)

	Subtotal	8,232,129	8,343,315	(111,186)

Total		¥28,633,569	¥26,208,136	¥2,425,432

Notes:	1.	Net unrealized gains (losses) on other securities shown above include losses of ¥8,495 million for the six months ended September 30, 2020 recognized in the earnings by applying fair value hedge accounting.
	2.	Interim consolidated balance sheet amounts of other securities not measured at fair values are as follows:

September 30, 2020	Millions of yen
Stocks	¥146,074
Other	283,674

Total	¥429,749

These amounts are not included in “2. Other securities” since there are no market prices and their interim consolidated balance sheet amounts are not measured at fair values.

3. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose interim consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as interim consolidated balance sheet amount (consolidated balance sheet) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2020 and for the six months ended September 30, 2020 were ¥23,000 million and ¥8,002 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.  Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2020

There are no corresponding transactions.

Six months ended September 30, 2020

There are no corresponding transactions.

2.  Other money held in trust (other than trading purpose and held to maturity)

	Millions of yen
March 31, 2020	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥353	¥353	—

	Millions of yen
September 30, 2020	Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥333	¥333	—

(Notes to net unrealized gains (losses) on other securities and other money held in trust)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the interim consolidated balance sheet (consolidated balance sheet) is as shown below:

March 31, 2020	Millions of yen
Net unrealized gains (losses)	¥1,918,660
Other securities	1,918,660
Other money held in trust	—
(-) Deferred tax liabilities	453,080

Net unrealized gains (losses) on other securities (before following adjustments)	1,465,580

(-) Non-controlling interests	103,969
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	9,795

Net unrealized gains (losses) on other securities	¥1,371,407

Notes:	1.

Net unrealized losses of ¥26,403 million for the fiscal year ended March 31, 2020 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.

	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.
	3.	Non-controlling interests include equity acquired from non-controlling stockholders.

September 30, 2020	Millions of yen
Net unrealized gains (losses)	¥2,433,851
Other securities	2,433,851
Other money held in trust	—
(-) Deferred tax liabilities	610,047

Net unrealized gains (losses) on other securities (before following adjustments)	1,823,804

(-) Non-controlling interests	103,598
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	9,767

Net unrealized gains (losses) on other securities	¥1,729,972

Notes:	1.

Net unrealized losses of ¥8,495 million for the six months ended September 30, 2020 recognized in the period’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.

	2.

Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is not recognized as consolidated balance sheet amount.

	3.	Non-controlling interests include equity acquired from non-controlling stockholders.

(Notes to derivative transactions)

1. Derivative transactions to which the hedge accounting method is not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value, valuation gains (losses) and fair value calculation methodologies by type of derivative with respect to derivative transactions to which the hedge accounting method is not applied at March 31, 2020 and September 30, 2020. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2020	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥21,076,337	¥4,765,699	¥(27,290)	¥(27,290)
Bought	14,737,369	2,199,856	27,550	27,550
Interest rate options:
Sold	6,750,245	4,521,273	(11,465)	(11,465)
Bought	158,524,331	67,831,291	48,263	48,263
Over-the-counter
Forward rate agreements:
Sold	62,823,188	4,805,635	132,247	132,247
Bought	61,810,031	3,914,222	(132,242)	(132,242)
Interest rate swaps:	466,801,624	363,010,583	571,893	571,893
Receivable fixed rate/payable floating rate	204,935,762	162,453,955	9,871,580	9,871,580
Receivable floating rate/payable fixed rate	199,732,233	157,519,483	(9,312,725)	(9,312,725)
Receivable floating rate/payable floating rate	62,049,122	42,972,238	4,408	4,408
Interest rate swaptions:
Sold	7,216,094	3,744,854	5,054	5,054
Bought	6,612,746	3,503,884	(22,405)	(22,405)
Caps:
Sold	58,316,271	35,057,852	(27,575)	(27,575)
Bought	13,991,264	9,813,927	689	689
Floors:
Sold	3,427,268	3,271,036	(34,570)	(34,570)
Bought	2,001,857	1,816,324	21,728	21,728
Other:
Sold	1,723,114	1,045,482	(2,327)	(2,327)
Bought	6,906,532	4,948,922	74,235	74,235

Total	/	/	¥623,785	¥623,785

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount			Valuation gains (losses)
September 30, 2020	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥17,417,603	¥5,747,818	¥(19,164)	¥(19,164)
Bought	7,525,219	557,983	19,184	19,184
Interest rate options:
Sold	6,167,502	2,910,854	(6,725)	(6,725)
Bought	143,583,535	56,438,503	30,007	30,007
Over-the-counter
Forward rate agreements:
Sold	70,905,000	1,203,153	62,937	62,937
Bought	70,258,949	1,161,781	(62,963)	(62,963)
Interest rate swaps:	449,177,732	349,893,601	461,928	461,928
Receivable fixed rate/payable floating rate	198,328,251	155,692,515	9,274,112	9,274,112
Receivable floating rate/payable fixed rate	193,325,446	151,210,979	(8,828,801)	(8,828,801)
Receivable floating rate/payable floating rate	57,429,220	42,921,492	5,032	5,032
Interest rate swaptions:
Sold	5,477,855	3,811,681	30,037	30,037
Bought	4,824,053	3,359,133	(27,402)	(27,402)
Caps:
Sold	55,696,913	32,193,580	(24,843)	(24,843)
Bought	13,027,179	10,320,708	(103)	(103)
Floors:
Sold	3,714,588	3,477,129	(29,436)	(29,436)
Bought	1,985,122	1,815,205	23,386	23,386
Other:
Sold	1,565,380	1,119,609	(3,253)	(3,253)
Bought	6,443,395	4,367,857	67,074	67,074

Total	/	/	¥520,662	¥520,662

Notes:	1. The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

2.  Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(2)	Currency derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Listed
Currency futures:
Sold	¥4,500	¥—	¥(7)	¥(7)
Bought	—	—	—	—
Over-the-counter
Currency swaps	55,227,153	41,204,948	(116,557)	(97,022)
Currency swaptions:
Sold	229,152	45,273	(429)	(429)
Bought	789,974	577,080	1,766	1,766
Forward foreign exchange	80,636,837	10,126,712	(1,771)	(1,771)
Currency options:
Sold	3,622,112	1,493,867	(115,008)	(115,008)
Bought	3,258,083	1,206,448	120,743	120,743

Total	/	/	¥(111,265)	¥(91,729)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2020	Total	Over 1 year
Listed
Currency futures:
Sold	¥1,956	¥—	¥77	¥77
Bought	—	—	—	—
Over-the-counter
Currency swaps	63,113,043	47,645,493	(165,632)	(5,184)
Currency swaptions:
Sold	98,046	40,652	(169)	(169)
Bought	613,168	523,066	924	924
Forward foreign exchange	79,351,603	11,469,755	(41,515)	(41,515)
Currency options:
Sold	3,381,413	1,337,725	(73,100)	(73,100)
Bought	2,958,628	1,052,854	80,542	80,542

Total	/	/	¥(198,873)	¥(38,424)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

(3)	Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥683,868	¥3,250	¥(7,234)	¥(7,234)
Bought	470,636	30,247	1,286	1,286
Equity price index options:
Sold	625,316	253,364	(69,629)	(69,629)
Bought	476,035	197,739	31,351	31,351
Over-the-counter
Equity options:
Sold	342,896	52,544	(30,674)	(30,674)
Bought	312,867	38,253	32,382	32,382
Equity index forward contracts:
Sold	—	—	—	—
Bought	2,614	28	448	448
Equity price index swaps:
Receivable equity index/payable short-term floating rate	58,774	31,271	(18,606)	(18,606)
Receivable short-term floating rate/payable equity index	268,608	151,227	51,513	51,513

Total	/	/	¥(9,162)	¥(9,162)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2020	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥894,275	¥2,416	¥(4,254)	¥(4,254)
Bought	407,361	32,735	8,028	8,028
Equity price index options:
Sold	543,570	201,831	(49,279)	(49,279)
Bought	372,052	158,592	26,500	26,500
Over-the-counter
Equity options:
Sold	337,934	43,572	(17,884)	(17,884)
Bought	311,440	34,332	16,752	16,752
Equity index forward contracts:
Sold	—	—	—	—
Bought	5,812	—	114	114
Equity price index swaps:
Receivable equity index/payable short-term floating rate	22,762	5,980	(2,251)	(2,251)
Receivable short-term floating rate/payable equity index	329,504	182,272	21,106	21,106

Total	/	/	¥(1,168)	¥(1,168)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(4)	Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Listed
Bond futures:
Sold	¥1,098,669	¥—	¥(15,128)	¥(15,128)
Bought	1,137,437	—	16,168	16,168
Bond futures options:
Sold	3,000	—	2	2
Bought	2,992	—	10	10
Over-the-counter
Bond forward contract:
Sold	499	—	0	0
Bought	—	—	—	—
Bond options:
Sold	298,310	—	(119)	(119)
Bought	371,168	71,357	8,240	8,240

Total	/	/	¥9,174	¥9,174

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2020	Total	Over 1 year
Listed
Bond futures:
Sold	¥1,161,783	¥—	¥(5,327)	¥(5,327)
Bought	1,046,427	—	5,245	5,245
Bond futures options:
Sold	49,736	—	(52)	(52)
Bought	11,868	—	17	17
Over-the-counter
Bond forward contract:
Sold	11,093	—	73	73
Bought	—	—	—	—
Bond options:
Sold	60,481	—	(112)	(112)
Bought	146,013	69,192	93	93

Total	/	/	¥(61)	¥(61)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

(5)	Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Listed
Commodity futures:
Sold	¥3,090	¥—	¥171	¥171
Bought	4,044	—	(379)	(379)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	80,464	47,610	18,209	18,209
Receivable floating price/payable fixed price	76,311	44,804	(15,201)	(15,201)
Receivable floating price/payable floating price	1,363	1,347	0	0
Commodity options:
Sold	3,153	2,199	(529)	(529)
Bought	1,307	532	(89)	(89)

Total	/	/	¥2,181	¥2,181

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2020	Total	Over 1 year
Listed
Commodity futures:
Sold	¥61,524	¥—	¥2,114	¥2,114
Bought	62,570	—	(2,299)	(2,299)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	50,317	40,721	9,460	9,460
Receivable floating price/payable fixed price	46,831	37,790	(7,073)	(7,073)
Receivable floating price/payable floating price	1,127	1,126	18	18
Commodity options:
Sold	2,534	1,924	(526)	(526)
Bought	751	231	49	49

Total	/	/	¥1,744	¥1,744

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,010,046	¥871,799	¥(10,922)	¥(10,922)
Bought	1,173,724	1,012,367	13,779	13,779

Total	/	/	¥2,856	¥2,856

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2020	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,163,548	¥1,010,127	¥11,785	¥11,785
Bought	1,373,228	1,178,866	(14,049)	(14,049)

Total	/	/	¥(2,264)	¥(2,264)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

2. Derivative transactions to which the hedge accounting method is applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and fair value calculation methodologies by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method is applied at March 31, 2020 and September 30, 2020. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2020			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥435,240	¥—	¥43
	Bought		1,142,505	—	269
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		36,700,930	28,992,026	697,034
	Receivable floating rate/payable fixed rate		14,785,349	13,677,981	(507,233)
	Interest rate swaptions:
	Sold		151,789	151,789	26,130
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		409,908	390,290	(13,781)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/payable fixed rate		71,880	55,700	(Note 3)

	Total		/	/	¥202,463

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money that is subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the (Notes to financial instruments).

September 30, 2020			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥—	¥—	¥—
	Bought		2,750,280	—	181
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		33,908,776	26,413,959	659,813
	Receivable floating rate/payable fixed rate		12,482,936	10,719,792	(378,152)
	Interest rate swaptions:
	Sold		147,034	147,034	24,578
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		457,564	440,924	(18,932)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/payable fixed rate		66,050	42,840	(Note 3)

	Total		/	/	¥287,488

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money that is subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the (Notes to financial instruments).

(2) Currency derivatives

March 31, 2020			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥9,966,619	¥5,490,043	¥64,752
	Forward foreign exchange		39,426	—	723

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	254,494	208,359	18,015

	Total		/	/	¥83,491

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

	2.	Fair value is calculated using discounted present value.

September 30, 2020			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥11,043,145	¥5,933,279	¥175,778
	Forward foreign exchange		22,900	—	1,070

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	226,578	207,190	11,281

	Total		/	/	¥188,131

Notes:	1.

The Company applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

	2.	Fair value is calculated using discounted present value.

(3) Equity derivatives

March 31, 2020			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥41,556	¥41,556	¥8,861

	Total		/	/	¥8,861

Note: Fair value is calculated using discounted present value.

September 30, 2020			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥19,754	¥19,754	¥(914)

	Total		/	/	¥(914)

Note: Fair value is calculated using discounted present value.

(Notes to stock options)

Amount of stock options expenses

Stock options expenses which were accounted for as general and administrative expenses for the six months ended September 30, 2019 and 2020 are as follows:

	Millions of yen
Six months ended September 30	2019	2020
General and administrative expenses	¥6	¥—

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2020

There is no significant information to be disclosed.

Six months ended September 30, 2020

There is no significant information to be disclosed.

(Notes to real estate for rent)

Fiscal year ended March 31, 2020

There is no significant information to be disclosed.

Six months ended September 30, 2020

There is no significant information to be disclosed.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each reportable segment unit are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprise

Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprise

Global Business Unit:	Business to deal with international (including Japanese) corporate customers

Global Markets Business Unit:	Business to deal with financial market

Head office account:	Business other than businesses above

“International Business Unit” was renamed as “Global Business Unit” as of April 1, 2020.

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segments are the same as those described in “(Notes to significant accounting policies for preparing consolidated financial statements).” In case several business units cooperate for transactions, profit and loss and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

Six months ended September 30, 2019	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥311,408	¥614,213	¥329,843	¥240,884	¥(113,144)	¥1,383,204
Expenses	(139,616)	(503,937)	(177,014)	(28,664)	(9,479)	(858,710)
Others	24,204	891	25,757	15,701	(36,456)	30,098

Consolidated net business profit	¥195,996	¥111,167	¥178,587	¥227,922	¥(159,079)	¥554,592

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.	Due to the reorganization of SMBC as of April 1, 2020, and the change of the revenue management system at SMBC Nikko, the result of the retroactive application for the six months ended September 30, 2019 is as follows:

Six months ended September 30, 2019	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥297,000	¥572,100	¥323,600	¥247,200	¥(56,696)	¥1,383,204
Expenses	(149,400)	(459,100)	(178,500)	(39,300)	(32,410)	(858,710)
Others	21,800	900	25,400	15,300	(33,302)	30,098

Consolidated net business profit	¥169,400	¥113,900	¥170,500	¥223,200	¥(122,408)	¥554,592

Six months ended September 30, 2020	Millions of yen
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥282,500	¥548,700	¥343,400	¥257,900	¥(55,129)	¥1,377,371
Expenses	(146,600)	(443,300)	(177,700)	(40,200)	(28,621)	(836,421)
Others	24,500	1,200	8,900	17,100	(41,477)	10,223

Consolidated net business profit	¥160,400	¥106,600	¥174,600	¥234,800	¥(125,226)	¥551,174

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on interim consolidated statements of income (adjustment of difference)

Six months ended September 30, 2019	Millions of yen
Consolidated net business profit	¥554,592
Other ordinary income (excluding equity in gains of affiliates)	103,706
Other ordinary expenses	(99,938)

Ordinary profit on interim consolidated statements of income	¥558,359

Note: Figures shown in the parenthesis represent the loss.

Six months ended September 30, 2020	Millions of yen
Consolidated net business profit	¥551,174
Other ordinary income (excluding equity in gains of affiliates)	70,399
Other ordinary expenses	(275,278)

Ordinary profit on interim consolidated statements of income	¥346,294

Note: Figures shown in the parenthesis represent the loss.

[Related information]

Six months ended September 30, 2019

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,410,854	¥392,460	¥192,300	¥352,895	¥2,348,511

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania include China, Singapore, Indonesia and others except Japan.

4.

From the period for the six months ended September 30, 2020, the method of recognition of installment-sales-related income and installment-sales-related expenses is changed. As a result of the retroactive application of the change for the six months ended September 30, 2019, “Japan” and “Total” decreased by ¥359,162 million.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥850,696	¥569,676	¥30,127	¥33,385	¥1,483,885

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

Six months ended September 30, 2020

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,269,688	¥273,108	¥151,043	¥255,601	¥1,949,441

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania include China, Singapore, Indonesia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥875,014	¥498,787	¥21,554	¥31,172	¥1,426,529

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the six months ended September 30, 2019 is ¥1,441 million.

Impairment loss for the six months ended September 30, 2020 is ¥3,983 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Six months ended September 30, 2019	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥2,009	¥—	¥—	¥6,762	¥8,772
Unamortized balance	—	48,090	—	—	153,384	201,474

	Millions of yen
Six months ended September 30, 2020	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥2,009	¥—	¥—	¥7,860	¥9,870
Unamortized balance	—	44,070	—	—	141,691	185,762

[Information on gains on negative goodwill by reportable segment]

Six months ended September 30, 2019

There are no corresponding transactions.

Six months ended September 30, 2020

There are no corresponding transactions.

(Business Combinations)

There is no significant business combination to be disclosed.

(Per Share Data)

1. Net assets per share and the calculation method

	Millions of yen, except per share data and number of shares
	March 31, 2020	September 30, 2020
Net assets per share	¥7,827.50	¥8,196.42
[The calculation method]
Net assets	10,784,903	11,299,671
Amounts excluded from Net assets	64,933	67,042
Stock acquisition rights	2,064	1,808
Non-controlling interests	62,869	65,234

Net assets attributable to common stock at the end of the period	¥10,719,969	¥11,232,628

Number of common stock at the end of the period used for the calculation of Net assets per share (in thousands)	1,369,526	1,370,430

2. Earnings per share and Earnings per share (diluted) and each calculation method

	Millions of yen, except per share data and number of shares
Six months ended September 30	2019	2020
(i) Earnings per share	¥312.84	¥197.18
[The calculation method]
Profit attributable to owners of parent	431,955	270,130
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	431,955	270,130
Average number of common stock during the period (in thousands)	1,380,757	1,369,997
(ii) Earnings per share (diluted)	¥312.64	¥197.08
[The calculation method]
Adjustment for profit attributable to owners of parent	(13)	(0)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(13)	(0)
Increase in the number of common stock (in thousands)	817	676
Stock acquisition rights (in thousands)	817	676
Outline of dilutive shares which were not included in the calculation of “Earnings Per Share (diluted)” because they do not have dilutive effect:	—	—

(Significant Subsequent Events)

There are no significant subsequent events to be disclosed.

(Others)

Not applicable.

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
	March 31, 2020	September 30, 2020	September 30, 2020
Assets:
Current assets
Cash and due from banks	¥174,641	¥228,828	$2,163
Current portion of long-term loans receivables from subsidiaries and affiliates	272,025	601,455	5,686
Other current assets	233,384	88,494	837

Total current assets	680,051	918,777	8,686

Fixed assets
Tangible fixed assets	29,557	29,813	282
Intangible fixed assets	270	224	2
Investments and other assets	13,515,590	13,697,660	129,492
Investments in subsidiaries and affiliates	6,341,210	6,341,250	59,948
Long-term loans receivable from subsidiaries and affiliates	7,173,150	7,353,360	69,516
Other investments and other assets	1,229	3,049	29

Total fixed assets	13,545,418	13,727,699	129,776

Total assets	¥14,225,470	¥14,646,477	$138,462

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥1,228,030	$11,609
Income taxes payable	12	6,000	57
Reserve for employee bonuses	769	734	7
Reserve for executive bonuses	410	—	—
Current portion of bonds	272,025	601,455	5,686
Other current liabilities	84,804	55,725	527

Total current liabilities	1,586,051	1,891,945	17,886

Fixed liabilities
Bonds	6,441,874	6,627,073	62,650
Long-term borrowings	231,275	228,196	2,157

Total fixed liabilities	6,673,150	6,855,269	64,807

Total liabilities	8,259,202	8,747,214	82,693

Net assets:
Stockholders’ equity
Capital stock	2,339,964	2,341,274	22,133
Capital surplus
Capital reserve	1,561,442	1,562,751	14,774

Total capital surplus	1,561,442	1,562,751	14,774

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	288
Retained earnings brought forward	2,046,360	1,976,701	18,687

Total retained earnings	2,076,780	2,007,121	18,974

Treasury stock	(13,983)	(13,693)	(129)

Total stockholders’ equity	5,964,203	5,897,453	55,752

Stock acquisition rights	2,064	1,808	17

Total net assets	5,966,267	5,899,262	55,769

Total liabilities and net assets	¥14,225,470	¥14,646,477	$138,462

2. Non-consolidated statements of income

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2019	2020	2020
Operating income:
Dividends on investments in subsidiaries and affiliates	¥171,855	¥76,326	$722
Fees and commissions received from subsidiaries and affiliates	5,569	4,541	43
Interests on loans receivable from subsidiaries and affiliates	78,393	84,253	796

Total operating income	255,818	165,121	1,561

Operating expenses:
General and administrative expenses	13,145	14,028	133
Interest on bonds	77,468	78,681	744
Interest on long-term borrowings	3,505	2,387	23

Total operating expenses	94,119	95,096	899

Operating profit	161,698	70,024	662

Non-operating income	125	345	3
Non-operating expenses	6,099	4,970	47

Ordinary profit	155,724	65,399	618

Extraordinary losses	2	—	—

Income before income taxes	155,721	65,399	618

Income taxes-current	(3,605)	(2,110)	(20)
Income taxes-deferred	(9)	166	2

Income taxes	(3,615)	(1,944)	(18)

Net income	¥159,337	¥67,343	$637

3. Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2019					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,339,443	¥1,560,921	¥—	¥1,560,921	¥30,420	¥1,767,989	¥1,798,409
Changes in the period:
Issuance of new stock	521	521		521
Cash dividends						(132,582)	(132,582)
Net income						159,337	159,337
Purchase of treasury stock
Disposal of treasury stock			(148)	(148)
Cancellation of treasury stock			(101,673)	(101,673)
Transfer from retained earnings to capital surplus			101,821	101,821		(101,821)	(101,821)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	521	521	—	521	—	(75,066)	(75,066)

Balance at the end of the period	¥2,339,964	¥1,561,442	¥—	¥1,561,442	¥30,420	¥1,692,922	¥1,723,342

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2019	Treasury stock	Total
Balance at the beginning of the period	¥(16,302)	¥5,682,471	¥2,539	¥5,685,011
Changes in the period:
Issuance of new stock		1,043		1,043
Cash dividends		(132,582)		(132,582)
Net income		159,337		159,337
Purchase of treasury stock	(100,039)	(100,039)		(100,039)
Disposal of treasury stock	478	330		330
Cancellation of treasury stock	101,673	—		—
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the period			(325)	(325)

Net changes in the period	2,112	(71,910)	(325)	(72,236)

Balance at the end of the period	¥(14,189)	¥5,610,560	¥2,214	¥5,612,774

(Continued)

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2020					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,339,964	¥1,561,442	¥—	¥1,561,442	¥30,420	¥2,046,360	¥2,076,780
Changes in the period:
Issuance of new stock	1,309	1,308		1,308
Cash dividends						(136,952)	(136,952)
Net income						67,343	67,343
Purchase of treasury stock
Disposal of treasury stock			(50)	(50)
Transfer from retained earnings to capital surplus			50	50		(50)	(50)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	1,309	1,308	—	1,308	—	(69,658)	(69,658)

Balance at the end of the period	¥2,341,274	¥1,562,751	¥—	¥1,562,751	¥30,420	¥1,976,701	¥2,007,121

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2020	Treasury stock	Total
Balance at the beginning of the period	¥(13,983)	¥5,964,203	¥2,064	¥5,966,267
Changes in the period:
Issuance of new stock		2,618		2,618
Cash dividends		(136,952)		(136,952)
Net income		67,343		67,343
Purchase of treasury stock	(21)	(21)		(21)
Disposal of treasury stock	311	261		261
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the period			(255)	(255)

Net changes in the period	290	(66,749)	(255)	(67,005)

Balance at the end of the period	¥(13,693)	¥5,897,453	¥1,808	¥5,899,262

(Continued)

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
Six months ended September 30, 2020					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	$22,121	$14,761	$—	$14,761	$288	$19,345	$19,633
Changes in the period:
Issuance of new stock	12	12		12
Cash dividends						(1,295)	(1,295)
Net income						637	637
Purchase of treasury stock
Disposal of treasury stock			(0)	(0)
Transfer from retained earnings to capital surplus			0	0		(0)	(0)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	12	12	—	12	—	(659)	(659)

Balance at the end of the period	$22,133	$14,774	$—	$14,774	$288	$18,687	$18,974

	Millions of U. S. dollars
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2020	Treasury stock	Total
Balance at the beginning of the period	$(132)	$56,383	$20	$56,403
Changes in the period:
Issuance of new stock		25		25
Cash dividends		(1,295)		(1,295)
Net income		637		637
Purchase of treasury stock	(0)	(0)		(0)
Disposal of treasury stock	3	2		2
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the period			(2)	(2)

Net changes in the period	3	(631)	(2)	(633)

Balance at the end of the period	$(129)	$55,752	$17	$55,769